Commission File Number

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

February 26, 2004

Valentia Telecommunications
eircom Funding
Valentia Holdings Limited
eircom Limited
(Translation of registrant's name into English)

114 St. Stephen's Green West,
Dublin 2
Ireland
Tel: (+353) 1 701 5000
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

        On February 26, 2004, Valentia and eircom issued a press release, a copy of which is attached as Exhibit 99.1 hereto (the "Press Release"). The Press Release refers to a news release issued on February 26, 2004 by Holdings, a copy of which is attached as Exhibit 99.2 hereto.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release, dated the date hereof.
99.2	Holdings News Release, dated the date hereof.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valentia Telecommunications (Registrant)
	By:	/s/ DR. PHILIP NOLAN (Signature)
	Name:	Dr. Philip Nolan
Date: February 26, 2004	Title:	Chief Executive Officer

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

eircom Funding (Registrant)
	By:	/s/ DR. PHILIP NOLAN (Signature)
	Name:	Dr. Philip Nolan
Date: February 26, 2004	Title:	Chief Executive Officer

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valentia Holdings Limited (Registrant)
	By:	/s/ DR. PHILIP NOLAN (Signature)
	Name:	Dr. Philip Nolan
Date: February 26, 2004	Title:	Chief Executive Officer

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

eircom Limited (Registrant)
	By:	/s/ DR. PHILIP NOLAN (Signature)
	Name:	Dr. Philip Nolan
Date: February 26, 2004	Title:	Chief Executive Officer